Exhibit 99.3

Jeffs’ Brands: KeepZone AI Enters into Channel Partner Agreement with SensorzTech to Deliver AI-Driven RF Spectrum Intelligence Solutions in Mexico

Tel Aviv, Israel, Feb. 26, 2026 (GLOBE NEWSWIRE) -- Jeffs’ Brands Ltd (“Jeffs’ Brands” or the “Company”) (Nasdaq: JFBR, JFBRW), a data-driven e-commerce company operating on the Amazon Marketplace expanding into the global homeland security sector through advanced artificial intelligence (“AI”) – driven solutions, today announced that its wholly-owned subsidiary, KeepZone AI Inc. (“KeepZone”), has entered into a Channel Partner Agreement (the “Agreement”) with SENSORZTECH Ltd.,(“Sensorz”) an Israeli-based innovator in AI-native radio Frequency (“RF”) spectrum intelligence technology.

Under the terms of the Agreement, KeepZone was granted non-exclusive rights to promote, market and resell Sensorz’s SWORD AI Spectrum Intelligence Platform and related systems to approved customers in Mexico, subject to the terms and conditions of the Agreement, including customer approval and acceptance of purchase orders.

The SWORD platform delivers real-time, wideband RF spectrum monitoring, automated signal detection and classification, and precision geolocation across dense and contested electromagnetic environments. Built for government, defense, and homeland security operations, the system is designed to enable rapid identification of unauthorized or potentially malicious wireless activity - including tactical communications, SATCOM devices, autonomous systems, jamming sources, private cellular infrastructure, and other emerging RF-based threats.

The Agreement is intended to support Mexican government agencies, military units, national guard forces, and critical infrastructure operators seeking to modernize spectrum awareness capabilities and strengthen operational readiness in an increasingly dynamic wireless landscape, subject to customer approvals, procurement processes, and execution of purchase orders.

“This Agreement marks a significant step in KeepZone’s expansion into advanced RF monitoring solutions, aligning with our mission to deliver cutting-edge AI-driven security technologies to high-stakes markets,” said Alon Dayan, CEO of KeepZone. “As wireless-enabled risks continue to evolve, governments are seeking intelligent, automated tools that provide real-time spectrum visibility and actionable insights. Collaborating with Sensorz positions us to offer advanced AI-driven RF intelligence capabilities to Mexico, enhancing protection of national assets and critical infrastructure. We look forward to driving adoption and creating value for our stakeholders through this collaboration.”

Meir Friedland, CEO of Sensorz, added: “Mexico is facing escalating security challenges, including the ongoing fight against organized crime and drug trafficking networks, alongside preparations for major international events such as the FIFA World Cup. These factors significantly heighten the sensitivity of the electromagnetic domain. Sensorz’s AI-native architecture is designed to adapt to newly introduced and evolving signal types, while substantially reducing the level of specialized expertise traditionally required to operate advanced spectrum intelligence systems. Through our collaboration with KeepZone, we are committed to helping customers maintain airwave integrity, rapidly identify anomalous activity, and respond decisively to RF-based risks.”

As wireless proliferation accelerates and spectrum congestion intensifies, the electromagnetic domain has become a critical pillar of national security. The KeepZone–Sensorz collaboration is intended to facilitate potential deployment of advanced RF intelligence capabilities across Mexico, strengthening resilience, operational control, and public safety.

About Jeffs’ Brands

Jeffs’ Brands is a data-driven company that has recently pivoted into the global homeland security sector through its wholly-owned subsidiary, KeepZone AI Inc., following the entry into the definitive distribution agreement with Scanary Ltd., in December 2025. Jeffs’ Brands aims to deliver comprehensive, multi-layered security ecosystems for critical infrastructure worldwide, capitalizing on the homeland security market’s significant growth potential while leveraging its expertise in data-driven operations.

For more information on Jeffs’ Brands visit https://jeffsbrands.com.

Forward-Looking Statement Disclaimer

This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are intended to be covered by the “safe harbor” created by those sections. Forward-looking statements, which are based on certain assumptions and describe the Company’s future plans, strategies and expectations, can generally be identified by the use of forward-looking terms such as “believe,” “expect,” “may,” “should,” “could,” “seek,” “intend,” “plan,” “goal,” “estimate,” “anticipate” or other comparable terms. For example, the Company is using forward-looking statements when discussing the anticipated benefits of the Agreement, the potential distribution of Sensorz’s products in Mexico, the expected demand for RF spectrum intelligence solutions, potential customer engagements, and the Company’s strategy to expand into the global homeland security market. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and many of which are outside of the Company’s control. The Company’s actual results and financial condition may differ materially from those indicated in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements. Important factors that could cause the Company’s actual results and financial condition to differ materially from those indicated in the forward-looking statements include, among others, the following: the Company’s ability to adapt to significant future alterations in Amazon’s policies; the Company’s ability to sell its existing products and grow the Company’s brands and product offerings; the Company’s ability to meet its expectations regarding the revenue growth and the demand for e-commerce; the overall global economic environment; the impact of competition and new e-commerce technologies; general market, political and economic conditions in the countries in which the Company operates; projected capital expenditures and liquidity; the impact of possible changes in Amazon’s policies and terms of use; the impact of the conditions in Israel; and the other risks and uncertainties described in the Company’s Annual Report on Form 20-F for the year ended December 31, 2024, filed with the U.S. Securities and Exchange Commission (“SEC”), on March 31, 2025, and the Company’s other filings with the SEC. The Company undertakes no obligation to publicly update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise.

Investor Relations Contact:

Michal Efraty
Adi and Michal PR- IR
Investor Relations, Israel
michal@efraty.com